CERTIFICATE OF AMENDMENT
OF
Amended and restated CERTIFICATE OF INCORPORATION
OF
chipotle Mexican grill, inc.

Pursuant to Section 242

of the General Corporation Law of the State of Delaware

Chipotle Mexican Grill, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

1.The Amended and Restated Certificate of Incorporation of the Corporation, as amended, is hereby amended by deleting, in its entirety, Section XI thereof.

The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Chipotle Mexican Grill, Inc. has caused this Certificate to be executed by its duly authorized officer on this 11th day of May, 2016.

Chipotle Mexican Grill, Inc.

By:     _/s/ Montgomery F. Moran

Name:  Montgomery F. Moran

Office:  Secretary